Filed Pursuant to Rule 433
Dated February 15, 2007
Registration Statement No. 333-137073
Supplementing Preliminary Prospectus Supplement Dated February 13, 2007 and
Prospectus dated September 1, 2006

12,000,000 Shares

Hospitality Properties Trust

7.00% Series C Cumulative Redeemable Preferred Shares

Issuer:  Hospitality Properties Trust

Security:  7.00% Series C Cumulative Redeemable Preferred Shares without par value

Size:  12,000,000 Series C Preferred Shares (aggregate liquidation amount $300 million)

Overallotment Option:  The underwriters may also purchase up to an additional 1,800,000 Series C Preferred Shares within 30 days from the date hereof to cover overallotments, if any

Expected ratings (Moody’s/S&P): Baa3/BB+

No Maturity:  No stated maturity; not redeemable until February 15, 2012 (subject to limited exceptions described in the preliminary prospectus supplement dated February 13, 2007)

Payment dates:  February 15, May 15, August 15 and November 15, commencing on May 15, 2007

Type of offering:  SEC registered

Public offering price:  $25.00 per Series C Preferred Share, plus accrued distributions, if any, from the date of original issue

Expected net proceeds:  $290,250,000 (after deducting the underwriting discount and commissions and other estimated offering expenses payable by the Company)

Use of proceeds:  The Company expects to use the net proceeds from this offering to reduce amounts outstanding under a loan agreement it entered into with a group of financial institutions in connection with its financing of its acquisition of TravelCenters of America, Inc.  Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Wachovia Capital Markets, LLC, Morgan Stanley & Co. Incorporated and RBC Dain Rauscher Inc. are lenders under this loan agreement and will receive a pro rata portion of the Company’s net proceeds from this offering.

Pro forma ratios:  If this offering had been completed on January 1, 2006 and the net proceeds were used to repay the September 30, 2006 outstanding balance on our revolving bank credit facility, our consolidated ratio of earnings to fixed charges would have been 2.78x and our consolidated ratio of earnings to fixed charges and preferred distributions would have been 2.05x for the nine months ended September 30, 2006.

Distribution Rate:  7.00% of the liquidation preference per annum; $1.75 per annum per Series C Preferred Share, cumulative from date of original issuance

Expected listing:  Within 30 days

Settlement date:  February 21, 2007 (T+3)

Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC
Morgan Stanley & Co. Incorporated
RBC Dain Rauscher Inc.
Banc of America Securities LLC
Ferris, Baker Watts, Incorporated
Janney Montgomery Scott LLC
Morgan Keegan & Company, Inc.
Oppenheimer & Co. Inc.
Stifel, Nicolaus & Company, Incorporated

CUSIP number: 44106M508

ISIN number: US44106M5085

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-(866) 500-5408, UBS Securities LLC toll-free at 1-(888)-722-9555 ext. 1088 or Wachovia Capital Markets, LLC at 1-(866)-289-1262.